<U>EXHIBIT 3.2         AMENDMENT TO ARTICLES OF INCORPORATION</U>

We the undersign Tai Tran, President and Tai Tran, Secretary of T2 Logic Corporation do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the 20th day of March, 1998, adopted a resolution to amend the original articles as follows:

     Article one is hereby amended to read as follows:
   The name of the corporation is: Harrison Digicom, Inc.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 3,256,600 that the said change(s)and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

/s/signed
Tai Tran
File #C6923-96